Filed Pursuant to Rule 433
Registration No. 333-151355
NEWS

Contact:	Media: Bill Collins 1.313.390.4866 wcollin1@ford.com	Equity Investment Community: Larry Heck 1.313.594.0613 fordir@ford.com	Fixed Income Investment Community: Dave Dickenson 1.313.621.0881 fixedinc@ford.com	Shareholder Inquiries: 1.800.555.5259 or 1.313.845.8540 stockinf@ford.com

IMMEDIATE RELEASE

FORD MOTOR COMPANY ANNOUNCES PUBLIC OFFERING
OF 300 MILLION SHARES OF COMMON STOCK

DEARBORN, Mich., May 11, 2009 – Ford Motor Company (NYSE: F) announced today a registered public offering of 300 million shares of its common stock at a par value of $0.01 per share.  Ford said it also expects to grant to the underwriters a 30-day option to purchase up to 45 million shares of common stock.

Net proceeds to Ford from the offering are expected to be used for general corporate purposes, including to fund with cash, instead of stock, a portion of the payments the company is required to make to the Voluntary Employee Beneficiary Association (VEBA) retiree health care trust with the United Auto Workers.

“We continue to make strong progress on our transformation plan – gaining retail market share with great new products, improving quality, reducing costs and positioning Ford for a return to profitability,” said Ford President and CEO Alan Mulally.  “Today’s equity offering is another example of the fast, decisive action we are taking as we build momentum on our plan, including further progress on improving our balance sheet.”

Citi, Goldman, Sachs & Co., J.P. Morgan and Morgan Stanley are acting as joint book-running managers of the offering.

Ford has filed a registration statement – including a prospectus – with the SEC for the offering to which this communication relates.  Before investing, investors should read the prospectus in that registration statement and other documents Ford has filed with the SEC for more complete information about Ford and this offering.

Investors may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send the prospectus and the prospectus supplement upon request by calling Citi at (800) 831-9146; Goldman, Sachs & Co. at (212) 902-1171 or (866) 471-2526; J.P. Morgan Securities Inc. at (718) 242-8002; or Morgan Stanley & Co. Incorporated at (866) 718-1649.

About Ford Motor Company
Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles across six continents.  With about 205,000 employees and about 90 plants worldwide, the company’s brands include Ford, Lincoln, Mercury and Volvo.  The company provides financial services through Ford Motor Credit Company.

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